EXHIBIT (k)(6)

INDEMNITY AGREEMENT (this “Agreement”), dated as of March 25, 2008, between WELLS FARGO & COMPANY, a Delaware corporation (“Wells”), and THE THIRTY-EIGHT HUNDRED FUND, LLC, a limited liability company formed under the Delaware Act (the “Company”).

WHEREAS:

A.	The Company was formed as a Delaware limited liability company under the name of “Jerboa Funding, LLC” pursuant to a Certificate of Formation dated April 14, 2003, as filed with the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on April 15, 2003;

B.	The Certificate of Formation of the Company was amended by the Certificate of Amendment dated December 19, 2007, as filed with the office of the Secretary of State on December 20, 2007, to change the name of the Company from “Jerboa Funding, LLC” to “The Thirty-Eight Hundred Fund, LLC”;

C.	On December 28, 2007, the Company filed a notification of registration with the Securities and Exchange Commission (“SEC”) as a non-diversified, closed end management investment company;

D.	Contemporaneously with this Agreement, the Company intends to file a registration statement on Form N-2 with the SEC as required under the ICA (as defined below);

E.	The Company is, and since its formation has been, an indirect wholly-owned subsidiary of Wells;

F.	In connection with the operation of the Company as a registered investment company, Wells has agreed to indemnify the Company for certain losses that may be incurred, or are attributed to, the period prior to the Launch Date (as defined below); and

G.	Wells will benefit from the operation of the Company as a registered investment company.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the intent to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions and Interpretation. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth in the LLC Agreement (defined below). The following terms as used in this Agreement shall have the following meanings:

“ICA” means the Investment Company Act of 1940, as amended, including the rules and any published interpretations or guidance thereunder.

“Launch Date” means March 26, 2008.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company dated as of February 14, 2008.

“Pre-Launch Company Obligations” has the meaning set forth in Section 2.1(a).

“Registration Process” means the filing, contemporaneously with the date of this Agreement, of the Company’s registration statement on Form N-2.

ARTICLE II

INDEMNITY

SECTION 2.1 Indemnity. (a) Subject to the succeeding sentence, Wells agrees to protect, indemnify, defend and hold harmless the Company from, against and in respect of any obligations, taxes, claims, liabilities, demands, damages, costs, expenses (including reasonable fees and disbursements of counsel), losses, fines, penalties, charges and administrative, judicial and arbitration awards and judgments (without duplication, “Pre-Launch Company Obligations”), incurred by, or asserted against, the Company which Pre-Launch Company Obligations arise in connection with, or are attributed to, any event or circumstance occurring, prior to the Launch Date. Notwithstanding the foregoing, Wells shall not be required to protect, indemnify, defend or hold harmless the Company from any Pre-Launch Company Obligations that relate to, or arise from, the Registration Process, including expenses and other amounts payable by the Company in connection therewith.

(b) The amount in respect of any Pre-Launch Company Obligations that is payable pursuant to Section 2.1(a) shall be paid by Wells within 30 days after receipt by Wells of written notice from the Company setting forth in reasonable detail the computations and methods used in computing such amount and stating in reasonable detail the circumstances giving rise to such loss. If requested in writing by Wells within 10 days after such notice, such determination shall be verified in writing by an accounting firm or other independent appraisal firm mutually acceptable to the Company and Wells. If such verification is requested, the Company will, upon request, provide to such firm, all information (other than tax returns) necessary to permit the confirmation of the accuracy of the calculations of the Company. The costs of such verification shall be borne by Wells unless it is determined pursuant to such verification that the actual amount payable is more than 10% less than the amount originally determined by the Company, in which case such costs will be borne by the Company. In the event such firm shall determine that such computations are incorrect, then such firm shall determine what it believes to be the correct computations. The computations of the firm shall be final, binding and conclusive upon the parties hereto absent error. The parties hereby agree that such firm’s sole responsibility shall be to verify the amount of payments hereunder but not to determine whether amounts are owing hereunder.

(c) All payments hereunder by Wells to the Company shall be made without any deduction or setoff and without any withholding of any Taxes other than such withholding of Taxes as may be required by Applicable Law, provided that if Wells shall be required by

Applicable Law to collect any withholding or other Tax, then Wells shall pay such additional amounts as may be necessary in order that the net amount of the payment received by the Company after payment of such Tax equals the amounts otherwise specified as payable to the Company in this Agreement.

ARTICLE III

MISCELLANEOUS

SECTION 3.1 Term and Termination. This Agreement shall terminate on the date on which all amounts owing under the Floating Rate Notes are paid in full; provided, however, that if at any such time there are any undischarged claims of the Company under Section 2.1, such Section 2.1 shall survive until any such claim has been discharged in full.

SECTION 3.2 Assurances. At the request of any party and without further consideration, each other party shall execute and deliver such additional documents, including any certificates relating to Taxes, and take all such further lawful action as may be necessary or desirable, or reasonably requested by a party, to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

SECTION 3.3 Notices. All notices or other communications given or made hereunder shall be sufficiently given if in writing and delivered in person, delivered by guaranteed delivery or courier service, delivered by facsimile or other electronic transmission or mailed by first-class mail, postage prepaid or express overnight courier service, to the address set forth on the signature page hereof.

SECTION 3.4 Severability. If any provision of this Agreement is invalid or unenforceable under Applicable Law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such Applicable Law. Any provision hereof which may prove invalid or unenforceable under any particular Applicable Law shall not affect the validity or enforceability of any other provision hereof.

SECTION 3.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.6 Submission to Jurisdiction. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or of the United States for the Southern District of New York. By execution and delivery of this Agreement, each of the Company and Wells consents, for itself and in respect of its property, to the non-exclusive jurisdiction of those courts. Each of the Company and Wells irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such courts in respect of this Agreement or any document related hereto.

SECTION 3.7 WAIVER OF JURY TRIAL. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT IT MAY

HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 3.8 Counterparts. This Agreement may be executed by the parties in separate and several counterparts, each of which shall be deemed an original.

SECTION 3.9 Captions. The captions are inserted for convenience or reference only and shall not affect the construction of this Agreement.

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IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the above written date.

THE THIRTY-EIGHT HUNDRED FUND, LLC	WELLS FARGO & COMPANY

By:	By:
Name: Joseph R. York	Name: Paul R. Ackerman
Title: Chief Executive Officer	Title: Executive Vice-President & Treasurer

Attn: Joseph R. York 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89169-0925	Attn: Treasurer 343 Sansome Street MAC #A0163-022 San Francisco, CA 94014 Facsimile No: (415) 956-2363

With copies to:

Wells Fargo & Company Law Department MAC # N9305-173 90 S. 7th Street Minneapolis, MN 55402 Attn: Corporate Secretary Facsimile No.: (612) 667-6082

Wells Fargo & Company Diversified Finance Group MAC # N9305-135 90 S. 7th Street Minneapolis, MN 55402 Attn: Managing Director Facsimile No.: (612) 667-9908